UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)
Date: 24th April 2008
	By	/s/ Vinod Yennemadi
	Name:	Vinod Yennemadi
	Title:	Country Head – Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication issued to NYSE dated 24th April, 2008 intimating about Bank’s Audited Annual financial results for the year ended March 31, 2008

24th April, 2008

To

The New York Stock Exchange,

New York,

USA

Dear Sir / Madam,

Re; Audited Annual Financial Results for the year ended 31st March, 2008

We attach herewith Two files containing the audited financial results of the Bank for the year ended 31st March , 2008 and the press release in respect thereof as approved at the Board Meeting held today.

The audited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-
Sanjay Dongre
Executive Vice President (Legal) &
Company Secretary

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2008

Rs. in lacs

Particulars		Quarter ended 31-3-2008 (unaudited)	Quarter ended 31-3-2007 (unaudited)	Year ended 31-3-2008 (audited)	Year ended 31-3-2007 (audited)
1	Interest Earned (a) + (b) + (c) + (d)	295618	192654	1011500	664793
(a)	Interest / discount on advances / bills	200894	129525	696673	433415
(b)	Income on investments	87763	53774	287204	205753
(c)	Interest on balances with Reserve Bank of India and other inter bank funds	6949	9315	27239	25294
(d)	Others	12	40	384	331
2	Other Income	54934	39443	228315	151623
3	Total Income (1+2)	350552	232097	1239815	816416
4	Interest Expended	131408	87205	488712	317945
5	Operating Expenses (i) + (ii)	110274	68393	374562	242080
(i)	Employees Cost	34560	21533	130135	77686
(ii)	Other operating expenses	75714	46860	244427	164394
6	Total Expenditure (4) + (5) (excluding provisions & contingencies)	241682	155598	863274	560025
7	Operating Profit before provisions and contingencies (3) – (6)	108870	76499	376541	256391
8	Provisions (other than tax) and Contingencies	46514	26706	148478	92516
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	62356	49793	228063	163875
11	Tax Expense	15245	15436	69045	49730
12	Net Profit / (Loss) from ordinary activities after tax (10-11)	47111	34357	159018	114145
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12-13)	47111	34357	159018	114145
15	Paid up equity share capital (Face Value of Rs. 10/- each)	35443	31939	35443	31939
16	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)			1114280	611376
17	Analytical Ratios:
(i)	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
(ii)	Capital adequacy ratio	13.6%	13.1%	13.6%	13.1%
(iii)	Earnings per share (par value Rs. 10/- each)
a	Basic EPS before & after extraordinary items (net of tax expense) – not annualized	13.3	10.9	46.2	36.3
b	Diluted EPS before & after extraordinary items (net of tax expense) – not annualized	13.1	10.8	45.6	36.1
(iv)	NPA ratios
a	Gross NPA	90697	65776	90697	65776
b	Net NPA	29852	20289	29852	20289
c	% of Gross NPA to Gross Advances	1.3%	1.3%	1.3%	1.3%
d	% of Net NPA to Net Advances	0.5%	0.4%	0.5%	0.4%
(v)	Return on assets (average) – not annualized	0.3%	0.4%	1.3%	1.3%
18	Public Shareholding
	-No. of shares	271989920	250528608	271989920	250528608
	-Percentage of shareholding	76.7%	78.4%	76.7%	78.4%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the operating segments of the Bank is as under:

Particulars	Quarter ended 31-3-2008 (unaudited)	Quarter ended 31-3-2007 (unaudited)	Year ended 31-3-2008 (audited)	Year ended 31-3-2007 (audited)
1. Segment Revenue
a) Treasury	47998	18101	165167	47339
b) Retail Banking	250449	217361	909649	776488
c) Wholesale Banking	199388	149186	673731	509043
d) Other Banking Operations	41208	—	127942	—
e) Unallocated	—	—	—	—
Total	539043	384648	1876489	1332870
Less: Inter Segment Revenue	188491	152551	636674	516454

Income from Operations	350552	232097	1239815	816416

2. Segment Results
a) Treasury	9131	2767	48832	1837
c) Retail Banking	20136	21732	54015	91715
b) Wholesale Banking	29398	25801	119796	75503
d) Other Banking Operations	10108	—	30987	—
e) Unallocated	(6417)	(507)	(25567)	(5180)

Total Profit Before Tax	62356	49793	228063	163875

3.Capital Employed
(Segment Assets-Segment Liabilities)
a) Treasury	5056093	127627	5056093	127627
b) Retail Banking	(1903697)	223761	(1903697)	223761
c) Wholesale Banking	(2109915)	257770	(2109915)	257770
d) Other Banking Operations	325401	—	325401	—
e) Unallocated	(1367882)	34157	(1367882)	34157

Total	—	643315	—	643315

Note on segment information

The classification of exposures to the respective segments now conform to the guidelines issued by RBI vide DBOD.No.BP.BC.81/21.01.018/2006-07 dated April 18, 2007. Due to the said change, figures for the previous quarter and year ended March 31, 2007 are not reclassified and hence not comparable.

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI. The bank operates in the following segments:

(a) Treasury

The treasury services segment primarily consists of net interest earnings on the entire investment portfolio of the Bank and gains or losses on investment operations.

(b) Retail Banking

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans and provides other services to such customers. Exposures are classified under retail banking taking into account the status of the borrower (orientation criterion), the nature of product, granularity of the exposure and the quantum thereof.

Revenues of the retail banking segment are derived from interest earned on retail loans, net of commission (net of subvention received) paid to sales agents, and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment primarily comprise interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses.

(c) Wholesale Banking

The wholesale banking segment provides loans and transaction services to large corporate, emerging corporate, supply chain and institutional customers. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers and the corporate supply chain customers, interest earned on the cash float arising from transaction services, fees from such transaction services and also earnings from foreign exchange and derivatives transactions on behalf of corporate customers. The principal expenses of the segment consist of interest expense on funds borrowed from external sources and other internal segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

(d) Other Banking Business

This segment includes income from para banking activities such as credit cards, debit cards, third party product distribution, and primary dealership business and their associated costs.

(e) Unallocated

All items of which cannot be allocated to any of the above are classified under this segment. This includes capital and reserves, debt classifying as tier I or tier II capital and other unallocable assets and liabilities.

Segment revenue includes earnings from external customers plus earnings from funds transferred to other segments. Segment result includes revenue less interest expense less operating expense and provisions, if any, for that segment. Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve, which broadly tracks market discovered interest rates. Transaction charges are made by the retail-banking segment to the wholesale banking segment for the use by its customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis. Segment capital employed represents the net assets in that segment.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

NOTES:

1.	The above results have been approved by the Board at its meeting held on April 24, 2008.

2.	The Board of Directors at their meeting proposed a dividend of Rs. 8.5 per share, subject to the approval of the members at the ensuing Annual General Meeting.

3.	During the quarter and the year ended March 31, 2008, the Bank allotted 357,600 shares and 1,677,800 shares respectively pursuant to the exercise of stock options by certain employees.

4.	During the year ended March 31, 2008, the Bank granted 672,000 stock options under its scheme titled “ESOS X”, 1,418,500 stock options under its scheme titled “ESOS XI” and 6,215,000 stock options under its scheme titled “ESOS XII” to its employees. The grant price of these options is Rs. 1,098.70, being the closing market price as on the working day immediately preceding the date of grant of options.

5.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

6.	The Reserve Bank of India (RBI) issued a general clarification dated July 11, 2007 requiring banks to reflect amortization of premia on investments in the Held to Maturity (HTM) category under interest income from investments. Accordingly the Bank has reclassified the same for the quarter and year ended March 31, 2008 and all previous periods wherever necessary. On account of the said reclassification, net interest income is now lower by Rs. 101.0 crores for the quarter ended March 31, 2008 (corresponding previous quarter: Rs. 63.2 crores) and Rs. 288.4 crores for the year ended March 31, 2008 (corresponding previous year: Rs. 241.1 crores).

7.	During the year ended March 31, 2008, the Bank changed its accounting policy on amortization of premia on investments in the HTM category. Hitherto, the Bank amortized premia on investments in the HTM category on a straight-line basis. Now the Bank amortizes the said premia prospectively on yield to maturity basis. This change in policy has resulted in the profit after tax being higher by Rs. 3.9 crores for the quarter ended March 31, 2008 and by Rs. 18.6 crores for the year ended March 31, 2008.

8.	The Bank adopted AS 15 (revised 2005) Employee Benefits with effect from April 1, 2007. As per the transition provisions of the standard, the difference between the transitional liability and that as per the pre-revised AS 15 (net of related tax expense) amounting to Rs. 63,54 lacs has been adjusted against the opening balance of revenue reserves and surplus. This change in policy has resulted in the profit after tax being lower by Rs. 11.0 crores for the year ended March 31, 2008.

9.	The guidance on implementing AS 15 (revised 2005) Employee Benefits states that benefits involving employer established provident funds, which requires interest shortfalls to be provided, are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuary Society of India, the Bank’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Bank is unable to ascertain the related information.

10.	The Finance Act, 2007 included Fringe Benefit Tax (FBT) on employee stock options plan. FBT liability crystallizes on the date of exercise of stock options. FBT on exercise of stock options has been paid by the Bank and the same is recovered from the employees.

11.	Provision for Taxes includes Rs. 16.8 crore towards provision for fringe benefit tax (FBT) for the year ended March 31, 2008.

12.	During the year, the Bank made a public offering of 6,594,504 American Depositary Shares (ADS), each ADS representing three equity shares, at a price of $ 92.10 per ADS. An amount of Rs. 2,393.9 crores was received net of underwriting discounts and commissions.

13.	As on March 31, 2008, the total number of branches (including extension counters) and the ATM network stood at 761 branches and 1977 ATMs respectively.

14.	The shareholders of the Bank on March 27, 2008 accorded their consent to a scheme of amalgamation of Centurion Bank of Punjab Limited with HDFC Bank Limited. The shareholders of the Bank approved the issuance of one equity share of Rs. 10/- each of HDFC Bank Limited for every 29 equity shares of Re. 1/- each held in Centurion Bank of Punjab Limited.

15.	The shareholders of the Bank on March 27, 2008 also accorded their consent to issue equity shares and/or warrants convertible into equity shares at the rate of Rs. 1,530.13 per equity share (which is the minimum price calculated in accordance with the guidelines for preferential allotment issued by SEBI) to HDFC Limited and/or other promoter group companies on preferential basis, subject to regulatory approvals.

16.	During the year ended March 31, 2008 the Bank purchased 599,839 equity shares of Rs. 10 each of HDFC Securities Ltd. at a price of Rs. 62.5 per share aggregating to Rs. 375 lacs. Consequent to the said purchase, the stake holding of the Bank in HDFC Securities Ltd. increased from 55.0% to 59.0%.

17.	The Bank also invested in 10 crore equity shares of HDB Financial Services Limited of Rs. 10 each at par aggregating to Rs. 100 crores. HDB Financial Services Limited is a non-banking financial company and a subsidiary of the Bank. It is yet to commence full-fledged operations. As on March 31, 2008, the stake-holding of the Bank in the company was 95.3%.

18.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2008:

Opening: nil; Additions: 29; Disposals: 29; Closing: nil.

19.	Previous period figures have been regrouped/reclassified wherever necessary to conform to current period’s classification.

20.	Rs. 10 lac = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date: April 24, 2008	Managing Director

(Rs. in lacs)

Summarised Balance Sheet	As at 31-03-2008	As at 31-03-2007
CAPITAL AND LIABILITIES
Capital	35443	31939
Reserves and Surplus	1114280	611376
Deposits	10076860	6829794
Borrowings	447886	281539
Other Liabilities and Provisions*	1643191	1368913

Total	13317660	9123561

ASSETS
Cash and balances with Reserve Bank of India	1255318	507525
Balances with Banks and Money at Call and Short notice	222516	397140
Investments	4939354	3056480
Advances	6342690	4694478
Fixed Assets	117513	96667
Other Assets	440269	371271

Total	13317660	9123561

*	Includes subordinated debt and unsecured non-convertible subordinated perpetual bonds of Rs. 324910 lacs as on March 31, 2008 (previous year: Rs. 328260 lacs).

UNAUDITED CONSOLIDATED FINANCIAL RESULTS OF HDFC BANK AND ITS SUBSIDIARIES FOR THE YEAR ENDED MARCH 31, 2008

(Rs. in lacs)

	Particulars	Year ended 31-3-2008	Year ended 31-3-2007
1	Interest Earned (a) + (b) + (c) + (d)	1012296	664615
A	Interest / discount on advances / bills	697259	433558
B	Income on investments	287066	205232
C	Interest on balances with Reserve Bank of India and other inter bank funds	27611	25494
D	Others	360	331
2	Other Income	237257	157728
3	Total Income (1+2)	1249553	822343
4	Interest Expended	488779	317930
5	Operating Expenses ( i) + (ii)	382867	247397
(i)	Employees Cost	133843	79986
(ii)	Other operating expenses	249024	167411
6	Total Expenditure (4) + (5) (excluding provisions & contingencies)	871646	565327
7	Operating Profit before provisions and contingencies (3 – 6)	377907	257016
8	Provisions (other than tax) and Contingencies	148489	92514
9	Exceptional Items	—	—
10	Profit/(loss) from ordinary activities before tax (7 - 8 - 9)	229418	164502
11	Tax Expense	70197	50156
12	Net Profit/(loss) from ordinary activities after tax (10 – 11)	159221	114346
13	Extraordinary items (net of tax expense)	—	—
14	Net Profit/(loss) for the period (12 – 13)	159221	114346
15	Share of minority shareholders	670	325
16	Earnings from associates	956	1075
17	Net Profit attributable to the group (14-15+16)	159507	115096
5	Paid up equity share capital (face value Rs. 10)	35443	31939
6	Reserves excluding revaluation reserve	1118072	615098
7	Analytical Ratios:
A	Earnings per share (face value Rs. 10/- each)
	Basic	46.4	36.6
	Diluted	45.7	36.4

NOTES:

1.	The results have been consolidated for HDFC Bank Limited and its subsidiaries HDFC Securities Limited and HDB Financial Services Limited.

2.	During the year Computer Age Management Services Private Limited and Flexcel International Private Limited ceased to be associates of the Bank.

3.	The above financial results are prepared in accordance with the principles and procedures for preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements (AS 21) and in the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23) as prescribed by the Institute of Chartered Accountants of India.

Consolidated Segment information of HDFC Bank and its subsidiaries in accordance with the Accounting Standard on Segment Reporting (AS17) of the operating segments of the Bank is as under:

(Rs. in lacs)

Particulars	Year ended 31-3-2008	Year ended 31-3-2007
1. Segment Revenue
a) Treasury	165167	47339
b) Retail Banking	909649	782937
c) Wholesale Banking	673731	508521
d) Other Banking Operations	139037	—
e) Unallocated	(1357)	—
Total	1886227	1338797
Less: Inter Segment Revenue	636674	516454
Income from Operations	1249553	822343
2. Segment Results
c) Treasury	48832	1837
a) Retail Banking	54015	92864
b) Wholesale Banking	119796	74981
d) Other Banking Operations	33699	—
e) Unallocated	(26924)	(5180)
Total Profit Before Tax, Minority Interest & Earnings from Associates	229418	164502
3. Capital Employed
(Segment Assets-Segment Liabilities)
a) Treasury	5056093	127627
b) Retail Banking	(1903697)	225577
c) Wholesale Banking	(2109915)	259932
d) Other Banking Operations	325401	—
e) Unallocated	(1367882)	33901
Total	—	647037

Note on segment information

The classification of exposures to the respective segments now conform to the guidelines issued by RBI vide DBOD.No.BP.BC.81/21.01.018/2006-07 dated April 18, 2007. Due to the said change, figures for the year ended March 31, 2007 are not reclassified and hence not comparable.

Place: Mumbai	Aditya Puri
Date: April 24, 2008	Managing Director

NEWS RELEASE

HDFC BANK LTD. - FINANCIAL RESULTS

(INDIAN GAAP)

FOR THE YEAR ENDED MARCH 31, 2008

The Board of Directors of HDFC Bank Limited approved the annual audited (Indian GAAP) accounts for the year ended March 31, 2008 at their meeting held in Mumbai on Thursday, April 24, 2008.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2008

The Bank earned total income of Rs.3,505.5 crores for the quarter ended March 31, 2008, as against Rs.2,321.0 crores in the corresponding quarter ended March 31, 2007, registering a growth of 51.0%. Net revenues (net interest income plus other income) were Rs.2,191.4 crores for the quarter ended March 31, 2008, an increase of 51.2% over Rs.1,448.9 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased from Rs.1,926.5 crores in the quarter ended March 31, 2007 to Rs.2,956.2 crores in the quarter ended March 31, 2008, up by 53.4%. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2008 increased by 55.7% to Rs.1,642.1 crores, driven by average asset growth of 50.3% and a core net interest margin of around 4.4%.

Other income (non-interest revenue) registered strong growth of 39.3% from Rs.394.4 crores for the quarter ended March 31, 2007 to Rs.549.3 crores for the quarter ended March 31, 2008. The main contributor to ‘Other Income’ for the quarter was fees and commissions of Rs.490.4 crores, up 37.6% from Rs.356.3 crores in the corresponding quarter ended March 31, 2007. The other two major components of other income were foreign exchange/derivatives revenues of Rs.60.4 crores and profit/ (loss) on revaluation/sale of investments of Rs. 11.4 crores, as against Rs.103.3 crores and Rs. (65.6) crores respectively for the quarter ended March 31, 2007. Operating expenses for the quarter were at Rs.1,102.7 crores, as against Rs. 683.9 crores for the corresponding quarter of the previous year. Provisions and contingencies for the quarter were Rs.465.1 crores (against Rs.267.1 crores for the corresponding quarter ended March 31, 2007), principally comprising of specific provisions for non-performing assets and general provisions for standard assets of Rs.293.0 crores and provisions for tax, legal and other contingencies of Rs. 172.7 crores. After providing Rs.152.5 crores for taxation, the Bank earned a Net Profit of Rs.471.1 crores, an increase of 37.1% over the quarter ended March 31, 2007.

Profit & Loss Account: Year ended March 31, 2008

For the year ended March 31, 2008, the Bank earned total income of Rs.12,398.2 crores as against Rs.8,164.2 crores in the previous year. Net revenues (net interest income plus other income) for the year ended March 31, 2008 were Rs.7,511.0 crores, up 50.7% over Rs.4,984.7 crores for the year ended March 31, 2007. Net Profit for year ended March 31, 2008 was Rs.1,590.2 crores, up 39.3%, over the corresponding year ended March 31, 2007.

Balance Sheet: As of March 31, 2008

Total balance sheet size increased by 46.0% from Rs.91,236 crores as of March 31, 2007 to Rs.133,177 crores as of March 31, 2008. Total deposits were Rs.100,769 crores, an increase of 47.5% from March 31, 2007. With savings account deposits of Rs.26,154 crores and current account deposits at Rs.28,760 crores, the CASA mix continued to remain healthy at around 54.5% of total deposits as at March 31, 2008. Net advances as at March 31, 2008 were Rs.63,427 crores, an increase of 35.1% over March 31, 2007. The Bank’s total customer assets (including advances, corporate debentures, investments in securitised paper, etc. net of loans securitized and participated out) were Rs.70,403 crores as of March 31, 2008.

Dividend:

The Board of Directors recommended an enhanced dividend of 85% for the year ended March 31, 2008, as against 70% for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

Capital Infusion & Capital Adequacy:

In June 2007, the Bank allotted 1,35,82,000 equity shares on a preferential basis to HDFC Ltd. aggregating to Rs. 1,390 crores. In July 2007, the Bank made a public offering of 6,594,504 American Depositary Shares (ADS), aggregating to of Rs. 2,393 crores (net of underwriting discounts and commissions).

The Bank’s total Capital Adequacy Ratio (CAR) as at March 31, 2008 stood at 13.6% as against the regulatory minimum of 9.0%. Tier-I CAR was 10.3% as against 8.6% as of March 31, 2007.

BUSINESS UPDATE:

As of March 31, 2008, the Bank’s distribution network was at 761 branches and 1,977 ATMs in 327 cities as against 684 branches and 1,605 ATMs in 320 cities as of March 31, 2007. Against the regulatory approvals for new branches in hand, the Bank expects to further expand the branch network by around 150 branches by June 30, 2008.

During the year, the Bank stepped up retail customer acquisition with deposit accounts increasing from 6.2 million to 8.7 million and total cards issued (debit and credit cards) increasing from 7 million to 9.2 million. Whilst credit growth in the banking system slowed down to about 22% for the year ended 2007-08, the Bank’s net advances grew by 35.1% with retail advances growing by 38.6% and wholesale advances growing by 30%, implying a higher market share in both segments. The transactional banking business also registered healthy growth with cash management volumes increased by around 80% and trade services volumes by around 40% over the previous year.

Portfolio quality as of March 31, 2008 remained healthy with gross non-performing assets at 1.3% and net non-performing assets at 0.4% of total customer assets. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements.

Merger with Centurion Bank of Punjab Limited

On March 27, 2008, the shareholders of the Bank accorded their consent to a scheme of amalgamation of Centurion Bank of Punjab Limited with HDFC Bank Limited. The shareholders of the Bank approved the issuance of one equity share of Rs. 10/- each of HDFC Bank Limited for every 29 equity shares of Re. 1/- each held in Centurion Bank of Punjab Limited. This is subject to receipt of approvals from the Reserve Bank of India, stock exchanges and other requisite statutory and regulatory authorities. The shareholders also accorded their consent to issue equity shares and/or warrants convertible into equity shares at the rate of Rs. 1,530.13 each to HDFC Limited and/or other promoter group companies on preferential basis, subject to final regulatory approvals in this regard. The Shareholders of the Bank have also approved an increase in the authorized capital from Rs. 450 crores to Rs. 550 crores.

Note:

Rs. = Indian Rupees

1 crore = 10 million

(iii) All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.